

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 12, 2010

Mr. Martin Eden
Chief Financial Officer
Gran Tierra Energy Inc.
300, 611 10th Avenue SW
Calgary, Alberta, Canada T2R 0B2

> **Re: Gran Tierra Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Response Letter Dated January 8, 2010**
> **File No. 001-34018**

Dear Mr. Eden:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 6 – Share Capital, page 98

1.   We note your response to prior comments 1 and 2, regarding your valuation of the warrant modifications, and after considering the specific facts and circumstances surrounding the satisfaction of your liquidated damage liability with the participating shareholders, we believe that you will need to correct your valuation of the warrant modifications to use assumptions that are consistent with those underlying your valuations of other stock-based compensation.

Mr. Martin Eden
Gran Tierra Energy Inc.
February 12, 2010
Page 2

However, we will not object if you wish to rely upon the guidance of footnote 1 of APB 26 in characterizing that portion of the liability derecognized in excess of the fair value of the warrant modifications as a contribution of capital, although under this scenario that activity in your statements of stockholders' equity and the information in your financial statement disclosures will need to be consistent with this conclusion.

We understand that you do not believe these changes would be sufficiently material to require an amendment to your Form 10-K for the fiscal year ended December 31, 2008. Therefore, in your Form 10-K for the fiscal year ended December 31, 2009, you should revise your statements of stockholders' equity to record the $4.3 million difference between the fair value of the liability and the fair value of the warrant modifications that you calculated to additional paid in capital rather than to warrants, and you should disclose the reasons for this adjustment and details about correcting your valuation.

Your revised disclosure should explain why you believe the excess is appropriately characterized as a capital contribution from the investors, and it should describe how you determined the fair value of the warrants before and after the modifications, including reference to the underlying inputs used in your Black Scholes calculations. Please submit all of the revisions that you propose to address the various points.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief